

November 4, 2005

<u>**Via Facsimile (212)753-7673 and U.S. Mail**</u>

Simon Marom, Esq.
Dornbush Mensch Mandelstam & Schaeffer, LLP
747 Third Avenue
New York, NY 10017

RE: Benihana Inc.
           PREC 14A
           Filed on October 27, 2005
           File No. 0-26396

Dear Mr. Marom:

We have the following comments on the above-referenced filing.

General

1.   Please revise page 1 of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

2.   The notice to security holders indicates the meeting date is November 10, 2005.   Please advise us how Benihana intends to distribute its proxy statement to security holders a reasonable time before the meeting or confirm that the meeting will be rescheduled.

Letter to Shareholders

3.   You must characterize each statement or assertion of opinion or belief as such, and you must have a reasonable basis for each such opinion or belief. You should not issue any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis, with a view toward disclosure. We cite the following examples of statements or assertions in the soliciting materials that require both supplemental support and recharacterization as statements of belief or opinion:

- "The Corporation is firmly and strategically on course . . . to grow the corporation, increase profitability and build value."
- "Benihana has reported exceptionally strong comparative sales."

- "The sole purpose of BOT seeking to elect its own directors is to attain control of the Board for its own interests."

Who pays the expenses of this proxy statement?, page 2

4.   We note that proxies may be solicited by "telephone, mail or personal interview." We remind you to file, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding on a supplemental basis. Also confirm, if true, that proxies will not be solicited via the Internet, such as Internet chat rooms or postings on web sites.

5.   We note your statement that "additional costs cannot be estimated at this time." Item 4(b)(4) of Schedule 14A requires that an estimate of costs of the solicitation be provided. Please revise accordingly.

Beneficial Ownership Reporting Compliance, page 7

6.   Beneficial ownership reporting obligations accrue when the persons described in this section attain greater than 5% of the securities outstanding in the class. Please revise to either (i) amend the 10% reference to indicate 5% or (ii) amend the title this section to further clarify the nature of the reports being filed. RC: Comment added.

Form of Proxy

7.   Explain to us, with a view toward revised disclosure, why the proxy card does not expressly identify the names of the nominees and instead only refers to Class I Directors. See Rule 14a-4(b)(2) of Regulation 14A.

Closing Information

        Please respond to these comments by filing a revised preliminary proxy statement and continue to comply with our comments when disseminating information in the future. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP". Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions